Exhibit 99.5

SKK HOLDINGS LIMITED AND SUBSIDIARIES

DIRECTORS’ REPORT

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2024

SKK Holdings Limited (Nasdaq: SKK, “SKK Holdings”) is a civil engineering service provider that specializes in subsurface utility works in Singapore. We seek to plan, construct and maintain various public works and infrastructure projects that serve the society and the environment. We have over 10 years of experience in providing civil engineering services to our customers in Singapore in numerous public utility projects, including but not limited to power and telecommunication cable laying works, water pipeline works and sewer rehabilitation works.

The directors are pleased to present this directors’ report, along with the accompanying consolidated balance sheets of SKK Holdings Limited and Subsidiaries (collectively referred to as the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2024 and the related notes to the financial statements and schedule (collectively referred to as the “financial statements”), in conformity with accounting principles generally accepted in the United States of America.

Business Overview

SKK Holdings

SKK Holdings Limited is a civil engineering service provider that specializes in subsurface utility works in Singapore. We seek to plan, construct and maintain various public works and infrastructure projects that serve the society and the environment. We have over 10 years of experience in providing civil engineering services to our customers in Singapore in numerous public utility projects, including but not limited to power and telecommunication cable laying works, water pipeline works and sewer rehabilitation works.

1.	Opinion of the directors

In the opinion of the directors,

a.	the consolidated financial statements of the Company are drawn up so as to give a true and fair view of the financial position of the Company as at December 31, 2024, and of the consolidated financial performance, consolidated changes in equity and consolidated cash flows of the Company for the financial year ended on that date; and

b.	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

2.	Directors

The directors of the Company in office at the date of this report are:

Executive Directors:

Xiaoyan Liao

Chun Seong Ng

Independent Directors:

Chin Hoong Chin (Audit Committee Chair)

Chung Keong Cheong (Nomination Committee Chair)

Kian San Lum (Compensation Committee Chair)

3.	Arrangements to enable directors to acquire ordinary shares or debentures

Neither at the end of the financial year nor at any time during the year was the Company a party to any arrangements whose object are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of ordinary shares in, or debentures of, the Company or any other body corporate.

4.	Directors’ interest in ordinary shares or debentures

The directors of the Company who held office at the end of the financial year had an interest in the ordinary shares or debentures of the Company and its related corporations are as follows:

	Number of Ordinary shares Shareholdings registered in their own names		Number of Ordinary shares Shareholdings registered in deemed interest

Name of directors	At January 1, 2024	At December 31, 2024	At January 1, 2024	At December 31, 2024

Xiaoyan Liao	-	-	7,823,713	7,823,713
Chun Seong Ng	-	-	2,335,163	2,335,163
Chin Hoong Chin	-	-	-	-
Chung Keong Cheong	-	-	-	-
Kian San Lum	-	-	-	-

All directors are deemed to have interests in the ordinary shares held by the Company in its wholly owned subsidiaries.

5.	Business Review and Outlook

SKK Holdings reported for our total revenue amounted to approximately $11.3 million the financial year ended December 31, 2024, of which revenue from cable or pipe laying works accounted for approximately $6.7 million, pipeline and sewerage repair and maintenance accounted for approximately $3.4 million and revenue from other services accounted for approximately $1.2 million, respectively. For the financial year ended December 31, 2024, approximately 80.3% was generated from projects derived from public sectors, approximately 9.4% was generated from projects derived from the private sector and non-projects accounted for approximately 10.3% of our total revenue, respectively.

Safe Harbor Statement

Statements in this report about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the ability to integrate and grow recently acquired businesses as anticipated or at all, and other factors discussed in the “Risk Factors” section of our documents filed with the SEC. Any forward-looking statements contained in this report speak only as of the date hereof, and SKK Holdings Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

6.	Share options

There were no share options granted during the financial year to subscribe for unissued ordinary shares of the Company. There were no ordinary shares issued during the financial year by virtue of the exercise of options to take up unissued ordinary shares of the Company. There were no unissued ordinary shares of the Company under option at the end of the financial year.

On behalf of the Board of Directors

Xiaoyan Liao	Chun Seong Ng
Director	Director
November 25, 2025